SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)

                          Mellon Bank Corporation
                             (Name of Issuer)


                       Common Stock, $.50 par value
                      (Title of class of securities)


                                585509102
                              (CUSIP number)


                          Louise M. Parent, Esq.
                         American Express Company
                          American Express Tower
                          World Financial Center
                         New York, New York  10285
                              (212) 640-2000
         (Name, address and telephone number of person authorized
                  to receive notices and communications)

                              June 9, 1995
                       (Date of event which requires
                         filing of this statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following line

                                                  ____

       Check the following line if a fee is being paid with this statement

                                                  ____









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                               SCHEDULE 13D
CUSIP NO.   585509-10-2

1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Company
                 13-4922250

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ____         (B) ____

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                 Not applicable.

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ____

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

7) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
                 0

8) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
                 0

9) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
                 0

10) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
                 9,115

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 9,115

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                  ____

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.00622%

14)    TYPE OF REPORTING PERSON
                 HC, CO




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                               SCHEDULE 13D
CUSIP NO.   585509-10-2

1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Travel Related Services Company, Inc.
                 13-3133497

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ____         (B) ____

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                 Not applicable.

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ____

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

7) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
                 -0-

8) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
                 -0-

9) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
                 -0-

10) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
                 -0-

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 -0-

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                  ____

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

14)    TYPE OF REPORTING PERSON
                 CO

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Item 1. Security and Issuer.

       No change.

Item 2. Identity and Background.

       No changes to Item 2, except for changes to Exhibits 1 and 2.

Item 3. Source and Amount of Funds or Other Consideration.

       On November 15, 1994, the Issuer effected a three-for-two stock split of the Issuer's Common Stock. Prior to the stock split, American Express Travel Related Services Company, Inc. ("TRS") was the direct beneficial owner of 2,500,000 shares of Common Stock of the Issuer and warrants to purchase up to 3,000,000 shares of Common Stock of the Issuer. Following the stock split, TRS was the direct beneficial owner of 3,750,000 shares of Common Stock and warrants to purchase 4,500,000 shares of Common Stock.

       Pursuant to an Agreement, dated June 9, 1995, between TRS and the Issuer, a copy of which is filed as Exhibit 3 hereto and incorporated by reference herein, TRS sold all of such Common Stock to the Issuer for $158,906,250 and all of such warrants to the Issuer for $54,000,000.

       At June 9, 1995, certain indirect subsidiaries of American Express (the "Managing Subsidiaries") held 9,115 shares of Common Stock. American Express disclaims beneficial ownership of the shares held by the Managing Subsidiaries. The Managing Subsidiaries purchased the shares of Common Stock held by them in the ordinary course of managing investment portfolios or trading on behalf of third parties and obtained the funds for such purchases from these third parties.

Item 4. Purpose of Transaction.

       See Item 3.

Item 5. Interest in Securities of the Issuer.

            (a) As of June 9, 1995, the Managing Subsidiaries beneficially owned 9,115 shares of Common Stock representing 0.00622% of the outstanding shares of Common Stock. As of June 9, 1995, to the best knowledge of American Express and TRS, none of the executive officers or directors of American Express or TRS, respectively, beneficially owned shares of Common Stock.

            (b)  Dispositive power is shared between the Managing
Subsidiaries and their customers with respect to all 9,115 shares of Common Stock in the ordinary course of managing investment portfolios on behalf of such customers. The Managing Subsidiaries have no power to vote or direct the vote of any shares of Common Stock.

            (c) Except as described in Item 3 which is incorporated herein by reference, neither American Express, TRS, nor, to the best of their knowledge, the Managing Subsidiaries or any director or executive officer of American Express or TRS, has effected any transaction in the shares of Common Stock during the past 60 days.

            (d) Neither American Express, TRS, nor, to the best of their knowledge, any of their executive officers or directors, knows of any other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Managing Subsidiaries.

            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except as described in Item 3 and Item 5(b) above, none of American Express, TRS or, to the best of their knowledge, any of the executive officers or directors of American Express or TRS, have any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the shares of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            1. Information with respect to executive officers and directors of American Express Company.

            2. Information with respect to executive officers and directors of American Express Travel Related Services Company, Inc.

            3. Agreement dated June 9, 1995, between American Express Travel Related Services Company, Inc. and the Issuer.

                                 SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 19, 1995


                                  AMERICAN EXPRESS COMPANY



                              By: /s/ Stephen P. Norman
                                  Name:  Stephen P. Norman
                                  Title: Secretary




































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
                                 SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 19, 1995


                                  AMERICAN EXPRESS TRAVEL RELATED SERVICES
                                    COMPANY, INC.


                              By: /s/ Stephen P. Norman
                                  Name:  Stephen P. Norman
                                  Title: Secretary

                                 EXHIBIT INDEX


EXHIBIT

  1.             Information with respect to executive
                 officers and directors of American
                 Express Company.

  2.             Information with respect to executive
                 officers and directors of American
                 Express Travel Related Services
                 Company, Inc.

  3.             Agreement dated June 9, 1995, between
                 American Express Travel Related Services
                 Company, Inc. and the Issuer.







































                                       -9-

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